CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

/s/ Keith Neumeyer	/s/ David Soares
Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
May 7, 2025	May 7, 2025

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

f
The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended March 31,
	Note	2025	2024

Revenues	6	$243,942	$106,014
Mine operating costs
Cost of sales	7	117,717	80,489
Depletion, depreciation and amortization		62,420	25,846
		180,137	106,335

Mine operating earnings (loss)		63,805	(321)

General and administrative expenses	8	12,718	9,240
Share-based payments		5,502	4,542
Mine holding costs	9	4,969	6,297
Acquisition Costs	4	5,584	—
Foreign exchange gain		(476)	(1,157)
Operating earnings (loss)		35,508	(19,243)
Investment and other income (loss)	10	505	(358)
Finance costs	11	(6,963)	(7,084)
Earnings (loss) before income taxes		29,050	(26,685)

Income taxes
Current income tax expense (recovery)		15,087	(2,346)
Deferred income tax expense (recovery)		7,723	(10,776)
		22,810	(13,122)

Net earnings (loss) for the period		$6,240	($13,563)

Net earnings (loss) attributable to:
Owners of the Company		$2,263	($13,563)
Non-controlling interest	23	$3,977	$—

Earnings (loss) per common share attributable to owners of the Company
Basic	12	$0.01	($0.05)
Diluted	12	$0.01	($0.05)

Weighted average shares outstanding
Basic	12	453,063,479	287,210,710
Diluted	12	456,411,599	287,210,710
Approved and authorized by the Board of Directors for issuance on May 7, 2025.

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended March 31,
		2025	2024

Net earnings (loss) for the period		$6,240	($13,563)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net loss:
Unrealized gain (loss) on fair value of investments in marketable securities, net of tax	14(b)	14,271	(6,800)
Realized gain (loss) on investments in marketable securities, net of tax	14(b)	6	(325)
Other comprehensive income (loss)		14,277	(7,125)

Total comprehensive income (loss)		20,517	(20,688)

Comprehensive income (loss) attributable to:
Owners of the Company		$16,540	($20,688)
Non-controlling interests		$3,977	$—

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended March 31,
	Note	2025	2024
Operating Activities
Net earnings (loss) for the period		$6,240	($13,563)
Adjustments for:
Depletion, depreciation and amortization		62,774	26,214
Share-based payments		4,514	3,901
Income tax expense (recovery)		22,810	(13,122)
Finance costs	11	6,963	7,084
Unrealized loss from marketable securities and silver futures derivatives		3,161	1,114
Other		3,570	985
Operating cash flows before non-cash working capital and taxes		110,032	12,613
Net change in non-cash working capital items	25	(26,500)	3,393
Income taxes paid		(28,040)	(3,572)
Cash generated in operating activities		55,492	12,434

Investing Activities
Expenditures on mining interests		(45,840)	(21,976)
Acquisition of property, plant and equipment		(10,515)	(8,550)
Deposits paid for acquisition of non-current assets		(101)	(466)
Gatos Silver Inc. cash acquired, net of acquisition costs	4	159,560	—
Acquisition of Springpole Silver Stream	15(f)	(5,000)	—
Other	25	(2,105)	2,840
Cash provided by (used in) investing activities		95,999	(28,152)

Financing Activities
Proceeds from exercise of stock options		8,338	—
Repayment of lease liabilities	21	(4,568)	(3,895)
Finance costs paid		(1,896)	(2,404)
Dividends declared and paid	22	(2,759)	(1,379)
Shares repurchased	22	(1,426)	—
Cash used in financing activities		(2,311)	(7,678)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(47)	(116)
Increase (decrease) in cash and cash equivalents		149,180	(23,396)
Cash and cash equivalents, beginning of the period		202,180	125,581
Cash and cash equivalents, end of period		$351,313	$102,069

Supplemental cash flow information	25

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2025 AND DECEMBER 31, 2024
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	March 31, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents		$351,313	$202,180
Trade and other receivables		34,656	12,303
Value added taxes receivable	24	37,957	33,864
Inventories	13	83,404	62,524
Other financial assets	14	66,067	49,781
Prepaid expenses and other		16,090	8,169
Total current assets		589,487	368,821

Non-current assets
Mining interests	15	2,690,867	1,034,522
Property, plant and equipment	16	555,266	378,630
Right-of-use assets	17	20,380	23,898
Deposits on non-current assets		5,780	5,720
Trade and other receivables		5,000	5,000
Non-current restricted cash	18	111,261	106,072
Non-current value added taxes receivable	24	10,707	10,750
Deferred tax assets		44,910	46,375
Total assets		$4,033,658	$1,979,788

Liabilities and Equity

Current liabilities
Trade and other payables	19	$162,301	$103,895
Unearned revenue	6	1,365	580
Current portion of debt facilities	20	570	825
Current portion of lease liabilities	21	14,301	16,215
Income taxes payable		6,112	22,792
Total current liabilities		184,649	144,307

Non-current liabilities
Debt facilities	20	211,142	208,657
Lease liabilities	21	8,746	11,320
Decommissioning liabilities		172,309	159,067
Other liabilities		5,659	5,587
Non-current income taxes payable		19,628	19,685
Deferred tax liabilities		597,792	80,094
Total liabilities		$1,199,925	$628,717

Equity
Share capital		3,016,394	1,978,101
Equity reserves		123,820	90,028
Accumulated deficit		(717,554)	(717,058)
Equity attributable to owners of the Company		2,422,660	1,351,071
Non-controlling interest	23	411,073	—
Total equity		$2,833,733	$1,351,071
Total liabilities and equity		$4,033,658	$1,979,788

Commitments (Note 24); Contingencies (Note 26); Subsequent event (Note 27)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	OCI(b)	Equity component of convertible debenture(c)	Total equity reserves		Equity attributable to owners of the Company	Non- controlling Interest	Total equity
Balance at December 31, 2023	287,146,715	$1,879,971	$119,304	($35,224)	$3,945	$88,025	($609,876)	$1,358,120	$—	$1,358,120
Net loss for the period	—	—	—	—	—	—	(13,563)	(13,563)	—	(13,563)
Other comprehensive loss	—	—	—	(7,125)	—	(7,125)	—	(7,125)	—	(7,125)
Total comprehensive loss	—	—	—	(7,125)	—	(7,125)	(13,563)	(20,688)	—	(20,688)
Share-based payments	—	—	3,901	—	—	3,901	—	3,901	—	3,901
Shares issued for:
Settlement of restricted and deferred share units (Note 22(c) and 22(e))	99,470	1,022	(1,022)	—	—	(1,022)	—	—	—	—
Dividend declared and paid (Note 22(f))	—	—	—	—	—	—	(1,379)	(1,379)	—	(1,379)
Balance at March 31, 2024	287,246,185	$1,880,993	$122,183	($42,349)	$3,945	$83,779	($624,818)	$1,339,954	$—	$1,339,954

Balance at December 31, 2024	301,863,238	$1,978,101	$127,110	($41,026)	$3,945	$90,029	($717,058)	$1,351,071	$—	$1,351,071
Net earnings for the period	—	—	—	—	—	—	2,263	2,263	3,977	6,240
Other comprehensive income	—	—	—	14,277	—	14,277	—	14,277		14,277
Total comprehensive income	—	—	—	14,277	—	14,277	2,263	16,540	3,977	20,517
Share-based payments	—	—	4,514	—	—	4,514	—	4,514	—	4,514
Shares issued for:
Acquisition of Gatos (Note 4)	179,640,768	1,020,360	26,023	—	—	26,023	—	1,046,382	407,096	1,453,478
Exercise of stock options (Note 22(b))	3,128,111	17,507	(9,169)	—	—	(9,169)	—	8,338	—	8,338
Settlement of restricted, preferred, and deferred share units (Note 22(c), 22(d), and 22(e))	268,591	1,853	(1,853)	—	—	(1,853)	—	—	—	—
Shares repurchased (Note 22(a))	(262,500)	(1,426)	—	—	—	—	—	(1,426)	—	(1,426)
Dividend declared and paid (Note 22(f))	—	—	—	—	—	—	(2,759)	(2,759)	—	(2,759)
Balance at March 31, 2025	484,638,208	$3,016,394	$146,625	($26,748)	$3,945	$123,820	($717,554)	$2,422,660	$411,073	$2,833,733

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the newly acquired Cerro Los Gatos/Silver Mine (through the Company's 70% interest in the Cerro Los Gatos joint venture) (see Note 4), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines in Mexico that are in suspension: the San Martin Silver Mine and the Del Toro Silver Mine, and several exploration stage projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is incorporated in the Province of British Columbia, Canada, and is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2024 except as outlined in Note 3.

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its audited annual consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2024 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the IASB that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
Critical Judgments and Estimates
Fair Value Estimates in the acquisition of Gatos Silver Inc. (Note 4)
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) Exploration potential and any resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its interim consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the unaudited interim consolidated financial statements.

Consideration for the acquisition of Gatos Silver Inc.

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and options transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
Critical Judgments and Estimates (continued)
Determination of Control or Significant Influence in Los Gatos Joint Venture (the “LGJV”) (Note 4)

As a result of the Gatos Silver Inc. acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

Revenue Recognition (Note 6)
Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

New Accounting Policies

Non-Controlling Interest (Note 23)
Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

Revenue Recognition (Note 6)
The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.
Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
Critical Judgments and Estimates (continued)
Revenue Recognition (Note 6) (continued)

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.
Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC.
Consideration and Purchase Price Allocation

On January 16, 2025, the Company completed its acquisition of Gatos Silver, Inc. (“Gatos”) pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos operates the Cerro Los Gatos mine with a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico. The Cerro Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the January 16, 2025 opening share price of common shares, the total consideration of the Gatos acquisition is $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.
The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The purchase price is allocated to the assets acquired and liabilities assumed on a preliminary basis until the final valuation report is received. This is based on management's best estimates at the time these interim consolidated financial statements were prepared, using information available as of the January 16, 2025 ("Acquisition Date"). Any future changes to the purchase price allocation may result in adjustments to identifiable assets and liabilities.

The fair value of assets acquired, and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price consideration may result in material adjustments to the amounts shown in these unaudited condensed interim consolidated financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)
Consideration and Purchase Price Allocation (continued)

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Gatos with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 Consideration DSUs and RSUs of Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Consideration Options of Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair values of Consideration Shares were estimated at $5.68 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Consideration Options was estimated using the Black-Scholes method at the Gatos acquisition date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)

Consideration and Purchase Price Allocation (continued)

The following table summarizes the preliminary purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the acquisition date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date is $159.6 million net of withholding taxes on RSU settlement of $7.8 million.

Financial and operating results of Gatos are included in the Company’s consolidated financial statements effective January 16, 2025. During the three months ended March 31, 2025, the acquisition of Gatos contributed $90.5 million of revenues and $13.3 million of net earnings to the Company’s financial results since January 16, 2025.

Had the business combination been effective at January 1, 2025, pro forma revenues and net earnings of the Company for the three months ended March 31, 2025 would have been $261.4 million and $9.4 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed during the period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)

Consideration and Purchase Price Allocation (continued)

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the acquisition date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average long-term prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life of mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry and its major products are precious metals doré and concentrate which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•For which discrete financial information is available.

For the three months ended March 31, 2025, the Company's significant operating segments include its four operating mines in Mexico, including its newly acquired Cerro Los Gatos mine in Chihuahua, its Jerritt Canyon Gold Mine in Nevada, United States, and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. In addition, as of January 1, 2024, the Company has added First Mint LLC ("First Mint") as an operating segment, which is inclusive of the Company's bullion store and its minting facility in Nevada, United States. The Jerritt Canyon Gold mine was placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Three Months Ended March 31, 2025 and 2024		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
Santa Elena(2)	2025	$70,477	$29,923	$11,078	$29,476	$13,509
	2024	52,281	27,403	9,274	15,604	11,790
Cerro Los Gatos	2025	90,476	29,240	33,659	27,576	16,352
	2024	—	—	—	—	—
San Dimas	2025	59,952	40,268	12,731	6,953	12,983
	2024	43,289	39,988	11,019	(7,718)	12,291
La Encantada	2025	17,958	14,888	3,549	(479)	2,188
	2024	10,130	12,799	3,233	(5,902)	1,828
Non-producing Properties	2025	—	—	19	(19)	221
	2024	—	—	39	(39)	309
United States
Jerritt Canyon(2)	2025	278	43	677	(442)	1,155
	2024	—	12	1,573	(1,585)	1,097
First Mint(1)	2025	7,866	5,155	157	2,554	—
	2024	986	800	69	117	—
Others	2025	—	36	550	(586)	4,545
	2024	—	73	639	(712)	858
Intercompany elimination	2025	(3,065)	(1,836)	—	(1,228)	—
	2024	(672)	(586)	—	(86)	—
Consolidated	2025	$243,942	$117,717	$62,420	$63,805	$50,953
	2024	$106,014	$80,489	$25,846	($321)	$28,171
(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $7.9 million (2024 - $1.0 million) from coins and bullion sales of 243,865 silver ounces (2024 - 36,959) at an average price of $32.25 per ounce (2024 - $26.71).
(2) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 9).

During the three months ended March 31, 2025, the Company had five (March 31, 2024 - two) customers that accounted for 95% (March 31, 2024 - 99%) of its sales revenue, with one major metal broker accounting for 53% of total revenue (March 31, 2024 one major broker accounting for 94%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

At March 31, 2025 and December 31, 2024		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
Santa Elena	2025	$155,959	$38,562	$88,855	$283,375	$396,366	$100,808
	2024	121,733	67,029	90,329	279,091	415,618	124,073
Cerro Los Gatos	2025	1,103,652	539,022	182,342	1,825,016	2,045,698	580,254
	2024	—	—	—	—	—	—
San Dimas	2025	224,139	40,510	87,731	352,380	544,038	88,936
	2024	221,657	40,718	90,103	352,478	542,760	87,791
La Encantada	2025	20,239	3,988	26,957	51,185	99,892	22,650
	2024	19,366	4,712	27,534	51,612	98,665	24,128
Non-producing Properties	2025	60,466	15,096	16,917	92,478	127,229	14,356
	2024	60,466	14,875	17,035	92,376	129,348	14,141
United States
Jerritt Canyon	2025	356,669	92,085	128,431	577,185	607,236	151,537
	2024	356,669	91,117	129,057	576,843	608,189	151,670
First Mint	2025	—	—	4,644	4,644	16,337	8,348
	2024	—	—	4,633	4,633	19,399	1,450
Others	2025	—	40,481	19,388	59,869	196,862	233,036
	2024	—	36,180	19,938	56,118	165,812	225,464
Consolidated	2025	$1,921,124	$769,743	$555,266	$3,246,132	$4,033,658	$1,199,925
	2024	$779,890	$254,632	$378,630	$1,413,151	$1,979,788	$628,717

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré and concentrate form. The Company’s primary products are precious metals (silver and gold). Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended March 31,
	2025		2024
Gross revenue from payable metals:
Silver	$139,227	57%	$45,627	43%
Gold	81,590	33%	60,932	57%
Lead	8,940	4%	—	0%
Zinc	15,706	6%	—	0%
Copper	529	0%	—	0%
Gross revenue	245,992	100%	106,559	100%
Less: smelting and refining costs	(2,050)		(545)
Revenues	$243,942		$106,014

As at March 31, 2025, the Company had $1.4 million of unearned revenue (December 31, 2024 - $0.6 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three months ended March 31, 2025, the Company delivered nil ounces (March 31, 2024 - nil ounces) of gold to Sandstorm.

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides Orogen with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. For the three months ended March 31, 2025, the Company has incurred $2.9 million (March 31, 2024 - $2.1 million) in NSR royalty payments in connection with production from Ermitaño.
In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended March 31, 2025, the Company has incurred $0.1 million (March 31, 2024 - $0.2 million) in NSR royalty payments from production at La Encantada.

The Cerro Los Gatos mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Cerro Los Gatos mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Cerro Los Gatos mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice.

During the three months ended March 31, 2025, the Company has incurred $0.3 million (March 31, 2024 - $nil million) in NSR royalty payments in connection with production from Cerro Los Gatos.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES (continued)
(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of March 31, 2025, was 70:1.

During the three months ended March 31, 2025, the Company delivered 8,962 ounces (March 31, 2024 - 7,933 ounces) of gold to WPMI at $637 per ounce (March 31, 2024 - $631 per ounce).

7. COST OF SALES

Cost of sales are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales, excluding depletion, depreciation and amortization are comprised of the following:

	Three Months Ended March 31,
	2025	2024
Labour costs	48,577	40,844
Consumables and materials	29,139	19,453
Energy	12,297	8,966
Maintenance	2,863	1,616
Assays and labwork	692	804
Insurance	1,371	686
Other costs(1)	4,363	3,111
Production costs	$99,302	$75,480
Transportation and other selling costs	4,601	557
Workers' participation costs	6,603	4,337
Environmental duties and royalties	5,411	2,860
Finished goods inventory changes	1,800	(2,745)
Cost of Sales	$117,717	$80,489
(1) Other costs include inventory write-downs, stockpile and work-in-process inventory changes, land access payments as well as services related to travel to corporate staff services, external consultants, and machinery rentals. The inventory write-downs during the three months ended March 31, 2025, totaled $nil million (March 31, 2024 - $1.2 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended March 31,
	2025	2024
Corporate administration	$3,030	$2,278
Salaries and benefits	5,928	4,447
Audit, legal and professional fees	3,091	1,833
Filing and listing fees	186	140
Directors' fees and expenses	129	174
Depreciation	354	368
	$12,718	$9,240

9. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended March 31,
	2025	2024
Del Toro	438	638
San Martin	158	207
Santa Elena(1)	692	1,082
Jerritt Canyon	3,681	4,370
	$4,969	$6,297
(1) During Q1 2025 and Q1 2024, the Company processed ore solely from the Ermitaño mine which is part of the Santa Elena operation. During the three months ended March 31, 2025, the Company has incurred $0.7 million (March 31, 2024 - $1.1 million) in holding costs relating to care and maintenance charges for the Santa Elena mine.

10. INVESTMENT AND OTHER INCOME

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended March 31,
	2025	2024
(Loss) from investment in silver futures derivatives	($3,321)	($971)
Gain (loss) from investment in marketable securities (Note 14(a))	159	(143)
Interest income and other	3,667	756
	$505	($358)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended March 31,
	2025	2024
Debt facilities(1) (Note 20)	$3,059	$3,407
Accretion of decommissioning liabilities	2,746	2,403
Lease liabilities (Note 21)	477	631
Interest and other	681	643
	$6,963	$7,084
(1) During the three months ended March 31, 2025, finance costs for debt facilities includes non-cash accretion expense of $2.6 million (March 31, 2024 - $2.5 million).

12. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings (loss) attributable to owners of the Company divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended March 31, 2025 and 2024 are as follows:

	Three Months Ended March 31,
	2025	2024
Net earnings (loss) for the year	$6,240	($13,563)
Net earnings attributable to non-controlling interests	$3,977	—
Net earnings (loss) attributable to owners of the Company	$2,263	(13,563)

Weighted average number of shares on issue - basic	453,063,479	287,210,710
Effect on dilutive securities:
Stock options	1,843,904	—
Restricted, performance and deferred share units	1,504,216	—
Weighted average number of shares on issue - diluted(1)	456,411,599	287,210,710

Earnings (loss) per share - basic and diluted	$0.01	($0.05)
(1)For the three months ended March 31, 2025, diluted weighted average number of shares excluded 7,760,694 (March 31, 2024 - 7,563,943) options, 5,000,000 (March 31, 2024 - 5,000,000) warrants, 9,632 restricted and performance share units (March 31, 2024 - 2,733,835) and 13,888,895 common shares issuable under the 2021 convertible debentures (March 31, 2024 - 13,888,895) (Note 20(a)) that were anti-dilutive.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	March 31, 2025	December 31, 2024
Finished goods	$9,503	$5,036
Work-in-process	4,534	4,162
Stockpile	10,244	6,580
Silver coins and bullion	6,087	8,613
Materials and supplies	53,036	38,133
	$83,404	$62,524

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at March 31, 2025, no write down was included in mineral inventories, which consist of stockpile, work-in-process and finished goods (December 31, 2024 - $nil).

14. OTHER FINANCIAL ASSETS

As at March 31, 2025, other financial assets consist of the Company’s investment in marketable securities comprised of the following:

	March 31, 2025	December 31, 2024
FVTPL marketable securities (a)	$2,296	$1,283
FVTOCI marketable securities (b)	63,771	48,498
Total other financial assets	$66,067	$49,781

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Gain on marketable securities designated as FVTPL for the three months ended March 31, 2025 was $0.2 million (March 31, 2024 - loss of $0.1 million) and was recorded through profit or loss.

(b) Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three ended March 31, 2025 was a gain of $14.3 million (March 31, 2024 - loss of $7.1 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment. The Company made the irrevocable election to designate these equity securities as FVTOCI because these financial assets are not held for trading and are not contingent consideration recognized in a business combination. As at March 31, 2025, the carrying value of all shares designated at FVTOCI was $63.8 million (December 2024 - $48.5 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	March 31, 2025	December 31, 2024
Depletable properties	$1,921,124	$779,890
Non-depletable properties (exploration and evaluation costs, exploration potential)	769,743	254,632
	$2,690,867	$1,034,522

Depletable properties are allocated as follows:

Depletable properties	Santa Elena	Cerro Los Gatos	San Dimas	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2023	$183,123	$—	$365,472	$128,879	$486,665	$212,990	$1,377,129
Additions	21,599	—	29,628	2,927	—	—	54,154
Change in decommissioning liabilities	(1,302)	—	(2,346)	(1,362)	6,165	(2,100)	(945)
Transfer from non-depletable properties	2,179	—	—	1,702	—	—	3,881
At December 31, 2024	$205,599	$—	$392,754	$132,146	$492,830	$210,889	$1,434,218
Additions	4,337	10,855	7,060	858	—	—	23,110
Acquisition of Gatos (Note 4)	—	1,122,262	—	—	—	—	1,122,262
Transfer from non-depletable properties	35,394	—	4,386	1,202	—	—	40,982
At March 31, 2025	$245,330	$1,133,117	$404,200	$134,206	$492,830	$210,889	$2,620,572

Accumulated depletion, amortization and impairment
At December 31, 2023	($60,000)	$—	($137,530)	($106,698)	($136,161)	($150,424)	($590,813)
Depletion and amortization	(23,866)	—	(33,567)	(6,082)	—	—	(63,515)
At December 31, 2024	($83,866)	$—	($171,097)	($112,780)	($136,161)	($150,424)	($654,328)
Depletion and amortization	(5,505)	(29,465)	(8,963)	(1,187)	—	—	(45,120)
At March 31, 2025	($89,371)	($29,465)	($180,060)	($113,967)	($136,161)	($150,424)	($699,448)

Carrying values
At December 31, 2024	$121,733	$—	$221,657	$19,366	$356,669	$60,466	$779,890
At March 31, 2025	$155,959	$1,103,652.49	$224,139	$20,239	$356,669	$60,466	$1,921,124
(1) Non-producing properties include the San Martin and Del Toro mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	Santa Elena(a)	Cerro Los Gatos(b)	San Dimas(c)	La Encantada(d)	Jerritt Canyon(e)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(f)	Total
At December 31, 2023	$50,483	$—	$24,696	$4,461	$82,645	$14,404	$23,973	$11,856	$212,519
Exploration and evaluation expenditures	18,725	—	16,022	1,953	8,472	471	351	—	45,994
Transfer to depletable properties	(2,179)	—	—	(1,702)	—	—	—	—	(3,881)
At December 31, 2024	$67,029	$—	$40,718	$4,712	$91,117	$14,875	$24,324	$11,856	$254,632
Exploration and evaluation expenditures	6,926	2,595	4,178	478	968	221	148	4,153	19,666
Acquisition of Gatos (Note 4)	—	536,427	—	—	—	—	—	—	536,427
Transfer to depletable properties	(35,393)	—	(4,386)	(1,202)	—	—	—	—	(40,982)
At March 31, 2025	$38,562	$539,022	$40,510	$3,988	$92,085	$15,096	$24,472	$16,009	$769,743
(1) Non-producing properties include the San Martin and Del Toro mines.
(2) Exploration projects include the La Luz, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the three months ended March 31, 2025, the Company has incurred $2.9 million (March 31, 2024 - $2.1 million) in NSR royalty payments in connection with production from Ermitaño.
(b) Cerro Los Gatos Silver Mine, Chihuahua State, Mexico

Following the acquisition, the Company now holds a 70% interest in the Cerro Los Gatos underground mine in Chihuahua, Mexico. The remaining 30% is owned by a non-controlling partner. The Cerro Los Gatos mine produces zinc and lead concentrates, both of which contain payable silver, as well as gold in its concentrate form. Zinc and lead contribute approximately 75% and 25% of total revenues, respectively.

The Cerro Los Gatos mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Cerro Los Gatos mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Cerro Los Gatos mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice.

During the three months ended March 31, 2025, the Company has incurred $0.3 million (March 31, 2024 - $nil million) in NSR royalty payments in connection with production from Cerro Los Gatos.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

(c) San Dimas Silver/Gold Mine, Durango State, Mexico (continued)

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of March 31, 2025, was 70:1.

(d) La Encantada Silver Mine, Coahuila State, Mexico

In December 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended March 31, 2025, the Company has incurred $0.1 million (March 31, 2024 - $0.2 million) in royalty payments from gold production at La Encantada.

(e) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

For the three months ended March 31, 2025, the Company has incurred $nil in royalty payments from gold production at Jerritt Canyon (March 31, 2024 - $nil).

(f) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the "Springpole Stream Agreement") among the Company, Gold Canyon Resources Inc. and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, such that it will now be a cash-only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. This payment has since been completed.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

(f) Springpole Silver Stream, Ontario, Canada (continued)
In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

As part of the March 13, 2025 Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model. Additionally, if the closing price of First Mining’s common shares on the TSX equals or exceeds CAD$0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the common share purchase warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2023	$245,260	$641,029	$48,738	$38,445	$973,472
Additions	381	2,370	24,281	149	27,180
Transfers and disposals	12,173	5,042	(29,697)	1,529	(10,953)
At December 31, 2024	$257,814	$648,441	$43,322	$40,122	$989,699
Additions	251	1,147	6,565	214	8,177
Acquisition of Gatos (Note 4)	103,465	71,951	9,493	351	185,260
Transfers and disposals	1,812	2,713	(5,630)	—	(1,105)
At March 31, 2025	$363,342	$724,252	$53,750	$40,687	$1,182,031

Accumulated depreciation, amortization and impairment reversal
At December 31, 2023	($157,626)	($382,139)	$—	($27,413)	($567,178)
Depreciation and amortization	(16,720)	(28,282)	—	(3,251)	(48,253)
Transfers and disposals	1,431	2,597	—	334	4,362
At December 31, 2024	($172,915)	($407,824)	$—	($30,330)	($611,069)
Depreciation and amortization	(6,107)	(9,129)	—	(836)	(16,072)
Transfers and disposals	4	372	—	—	376
At March 31, 2025	($179,018)	($416,581)	$—	($31,166)	($626,765)

Carrying values
At December 31, 2024	$84,899	$240,617	$43,322	$9,792	$378,630
At March 31, 2025	$184,324	$307,672	$53,750	$9,521	$555,266

(1) Included in land and buildings is $20.7 million (2024 - $10.4 million) worth of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	Cerro Los Gatos	San Dimas	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other(2)(3)	Total
Cost
At December 31, 2023	$180,128	$—	$183,371	$168,736	$216,668	$163,498	$61,071	$973,472
Additions(2)	9,251	—	8,486	3,995	2,689	69	2,690	27,180
Transfers and disposals	(2,507)	—	255	(457)	(1,622)	(1,211)	(5,411)	(10,953)
At December 31, 2024	$186,872	$—	$192,112	$172,274	$217,735	$162,356	$58,350	$989,699
Additions(2)	2,246	2,902	1,745	853	187	—	245	8,178
Acquisition of Gatos (Note 4)	—	185,260	—	—	—	—	—	185,260
Transfers and disposals	(718)	—	(564)	1,038	(162)	(431)	(268)	(1,105)
At March 31, 2025	$188,400	$188,162	$193,293	$174,165	$217,760	$161,924	$58,327	$1,182,032

Accumulated depreciation, amortization and impairment
At December 31, 2023	($81,615)	$—	($86,259)	($138,721)	($82,697)	($145,887)	($31,999)	($567,178)
Depreciation and amortization	(16,314)	—	(16,268)	(7,190)	(6,257)	(92)	(2,130)	(48,253)
Transfers and disposals	1,387	—	518	1,171	275	659	353	4,362
At December 31, 2024	($96,542)	$—	($102,009)	($144,740)	($88,679)	($145,320)	($33,779)	($611,069)
Depreciation and amortization	(3,320)	(5,820)	(4,087)	(1,612)	(677)	(7)	(549)	(16,072)
Transfers and disposals	318	—	533	(856)	27	320	34	376
At March 31, 2025	($99,545)	($5,820)	($105,563)	($147,208)	($89,329)	($145,007)	($34,294)	($626,765)

Carrying values
At December 31, 2024	$90,329	$—	$90,103	$27,534	$129,057	$17,036	$24,571	$378,630
At March 31, 2025	$88,855	$182,342	$87,731	$26,957	$128,431	$16,917	$24,032	$555,266

(1) Non-producing properties include the San Martin and Del Toro mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.
(3) Included in "Other" is property, plant and equipment of $4.6 million (2024 - $4.6 million) for First Mint which includes the Company's bullion store and its minting facility located in Nevada.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17. RIGHT-OF-USE ASSETS

The Company entered into leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Total
At December 31, 2023	$8,523	$18,761	$27,284
Additions	299	7,693	7,992
Remeasurements	236	921	1,157
Depreciation and amortization	(2,012)	(10,522)	(12,534)
At December 31, 2024	$7,046	$16,852	$23,898
Acquisition of Gatos (Note 4)	281	—	281
Remeasurements	(439)	40	(399)
Depreciation and amortization	(407)	(2,993)	(3,400)
At March 31, 2025	$6,481	$13,899	$20,380

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18. RESTRICTED CASH

Restricted cash is comprised of the following:

	March 31, 2025	December 31, 2024
Nevada Division of Environmental Protection(1)	$19,555	$19,346
SAT Primero tax dispute(2)	91,706	86,726
Non-Current Restricted Cash	$111,261	$106,072

(1) On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts along with interest earned on the balance are included within non-current restricted cash.
(2) In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") relating to the advanced pricing agreement (Note 25), the SAT froze a PEM bank account as security for certain tax reassessments which are being disputed. The balance in this frozen account as at March 31, 2025 was $91.7 million (1,863 million MXN). This balance consists of Value Added Tax ("VAT") refunds due to PEM. The Company does not agree with SAT's position and has challenged it through the relevant legal channels, both domestically and internationally.

19. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2025	December 31, 2024
Trade payables	$48,491	$35,397
Trade related accruals	54,954	23,196
Payroll and related benefits	46,031	32,239
Restructuring obligations	709	709
NSR royalty liabilities (Notes 15(b)(c))	2,912	3,538
Environmental duty and net mineral sales proceeds tax	1,656	2,701
Other accrued liabilities	7,548	6,115
	$162,301	$103,895

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES

The movement in debt facilities during the three months ended March 31, 2025 and year ended December 31, 2024, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2023	$199,406	$20,406	$219,812
Finance costs
Interest expense	863	2,619	3,482
Accretion	9,679	—	9,679
Repayments of principal	—	(20,000)	(20,000)
Repayments of finance costs	(865)	(2,626)	(3,491)
Balance at December 31, 2024	$209,083	$399	$209,482
Finance costs
Interest expense	184	390	574
Accretion	2,485	—	2,485
Repayments of finance costs	(430)	(399)	(829)
Balance at March 31, 2025	$211,322	$390	$211,712

Statements of Financial Position Presentation
Current portion of debt facilities	$426	$399	$825
Non-current portion of debt facilities	208,657	—	208,657
Balance at December 31, 2024	$209,083	$399	$209,482
Current portion of debt facilities	$180	$390	$570
Non-current portion of debt facilities	211,142	—	211,142
Balance at March 31, 2025	$211,322	$390	$211,712

(a)Convertible Debentures
Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments.

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES (continued)

(a)Senior Convertible Debentures (continued)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)     Revolving Credit Facility

On June 28, 2024, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank and National Bank of Canada (the "syndicate") to amend the definition of indebtedness to exclude surety bonds, and to adjust the leverage covenant threshold from 3.00:1.00 (gross) to a 3.50:1.00 (net) leverage ratio. The maturity date of the credit facility continues to be June 29, 2026, with a credit limit of $175.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.50% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at March 31, 2025, the applicable rates were 2.250% and 0.563% per annum, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at March 31, 2025, the Company was in compliance with all of its debt covenants.

At March 31, 2025, the Company had letters of credit outstanding in the amount of $35.4 million (December 2024 - $35.4 million) as part of ongoing reclamation and mine closure obligations. As at March 31, 2025 the undrawn portion of the Revolving Credit Facility net of the letters of credit and drawdowns is $139.6 million (December 2024 - $139.6 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES

The Company has Category I leases, Category II leases and equipment financing liabilities for various mine and plant equipment, office space and land. Category I leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For Category II leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the periods ended March 31, 2025 and December 31, 2024 are comprised of the following:

	Category I Leases(a)	Category II Leases(b)	Total
Balance at December 31, 2023	$4,671	$32,031	$36,702
Additions	1,110	7,992	9,102
Remeasurements	—	1,157	1,157
Finance costs	209	2,067	2,276
Repayments of principal	(3,119)	(14,152)	(17,271)
Repayments of finance costs	(209)	(2,053)	(2,262)
Foreign exchange	—	(2,169)	(2,169)
Balance at December 31, 2024	$2,662	$24,873	$27,535
Acquisition of Gatos (Note 4)	—	415	415
Remeasurements	—	(399)	(399)
Finance costs	37	440	477
Repayment of principal	(699)	(3,869)	(4,568)
Repayments of finance costs	(37)	(349)	(386)
Foreign Exchange	—	(27)	(27)
Balance at March 31, 2025	$1,963	$21,084	$23,047
Statements of Financial Position Presentation
Current portion of lease liabilities	$1,857	$14,358	$16,215
Non-current portion of lease liabilities	805	10,515	11,320
Balance at December 31, 2024	$2,662	$24,873	$27,535
Current portion of lease liabilities	$1,425	$12,876	$14,301
Non-current portion of lease liabilities	538	8,208	8,746
Balance at March 31, 2025	$1,963	$21,084	$23,047

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES (continued)
(a) Category I leases
Category I leases primarily relate to financing arrangements entered into for the rental of vehicles and equipment. These leases have remaining lease terms of one to four years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.8% to 8.5% per annum.

(b) Category II leases
Category II leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These leases have remaining lease terms of one to seven years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.4% to 11.8% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares has taken place through "at-the-market" ("ATM") distributions", as defined in National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange.

On August 3, 2023, the Company filed a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which allows the Company to undertake offerings (including by way of an ATM) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period that ends on September 3, 2025.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through an ATM program (the "2024 ATM Program"). During the three months ended March 31, 2025, no shares were sold under the 2024 ATM Program. During the three months ended March 31, 2025, the Company incurred $nil (2024 - $nil) in transaction costs in relation to the 2024 ATM Program.

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “Share Repurchase Program”) which permits it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) up to September 12, 2025 The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the three months ended March 31, 2025, the Company repurchased an aggregate of 262,500 common shares at an average price of CAD$8.20 per share as part of the Share Repurchase Program (2024 - $nil) for total payments of $1.4 million, net of transaction costs.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)

(b)Stock options
On May 26, 2022, the Company’s shareholders approved a new Long-Term Incentive Plan (the “2022 LTIP”). Under the terms of the 2022 LTIP, the maximum number of common shares of the Company reserved for issuance in respect of awards granted under the plan, together with any other security-based arrangements of the Company, cannot exceed 6% of the Company’s issued and outstanding shares at the time of granting the award. The Company may grant stock options (“Options”) to its directors, employees and consultants under the 2022 LTIP. Options may be granted for a period of time not to exceed ten years from the grant date, and the exercise price of all options will not be lower than the Market Price (as defined in the 2022 LTIP) of the Company’s common shares as of the grant date. All Options (other than those granted to the Company’s President & Chief Executive Officer) vest in equal portions over a period of 30 months, with 25% vesting on the first anniversary of the grant date, and an additional 25% vesting each six months thereafter. All Options granted to the President and Chief Executive Officer vest in equal portions over a period of five years, with 20% vesting on the first anniversary of the grant date, and an additional 20% vesting each 12 months thereafter. Any Options granted prior to May 26, 2022 will be governed by the terms of the plan under which they were granted, namely the 2017 Option Plan and the 2019 Long-Term Incentive Plan (the “2019 LTIP”), as applicable.

Under the terms of the Merger Agreement, the Company issued an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio. These stock options have a contractual term of 10 years from the original grant dates and entitle the holder to purchase shares of the Company’s common stock. All options (other than those granted to non-employee directors) vest in equal portions over a 3-year period. All options granted to non-employee directors vested immediately on the Acquisition Date.

The following table summarizes information about Options outstanding as at March 31, 2025:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	2,363,369	3.13	8.60	2,061,401	3.09	8.59
5.01 - 10.00	6,302,387	8.05	7.61	3,512,033	7.92	6.33
10.01 - 15.00	3,818,240	12.15	6.50	3,502,752	12.15	6.40
15.01 - 20.00	860,500	16.44	5.77	847,700	16.43	5.77
20.01 - 250.00	434,750	21.60	6.17	409,150	21.60	6.17
	13,779,246	9.29	7.31	10,333,036	9.63	6.75

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)

(b)Stock options (continued)
The movements in Options issued for the three months ended March 31, 2025 and year ended December 31, 2024 are summarized as follows:

	Three Months Ended March 31, 2024		Year Ended December 31, 2024

	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,929,119	11.59	7,366,252	12.32
Granted	922,038	8.44	1,483,726	8.12
Replacement options in connection with Gatos acquisition	8,242,244	5.08	—	—
Exercised	(3,128,111)	3.84	(20,625)	7.89
Cancelled or expired	(186,044)	9.83	(900,234)	11.89
Balance, end of the period	13,779,246	9.29	7,929,119	11.59

During the three months ended March 31, 2025, the aggregate fair value of Options granted was $2.5 million (December 31, 2024 - $4.1 million), or a weighted average fair value of $2.69 per Option granted (December 31, 2024 - $2.77).

During the three months ended March 31, 2025, total share-based payments expense related to Options was $2.5 million (December 31, 2024 - $5.0 million).

The following weighted average assumptions were used in estimating the fair value of Options granted using the Black-Scholes Option Pricing Model:

		Three Months Ended	Year Ended
Assumption	Based on	March 31, 2025	December 31, 2024
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.85	3.48
Expected life (years)	Weighted average life of previously transacted awards	4.19	4.04
Expected volatility (%)	Historical volatility of the Company's stock	56.50	58.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.34%	0.28%

The weighted average closing price of the Company's common shares at date of exercise for the three months ended March 31, 2025 was CAD$9.43 (December 31, 2024 - CAD$10.53).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)
(c) Restricted Share Units
Under the 2022 LTIP, the Company may award to its directors, employees and consultants non-transferable Restricted Share Units ("RSUs") based on the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. Any RSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the three months ended March 31, 2025, a total of 1,054,635 RSUs were awarded by the Company to directors and employees under the 2022 LTIP, of which 214,265 RSUs may only be settled in cash resulting in a total expense of $0.5 million (2024 - $nil million). During the three months ended March 31, 2025, 19,284 cash-settled RSUs were forfeited at a weighted average price of CAD$8.15 per share. As at March 31, 2025, there were a total of 406,470 RSUs outstanding that may only be settled in cash, with a total liability of $0.4 million (2024 - $0.7 million).
The following table summarizes the changes in RSUs intended to be settled in equity for the three months ended March 31, 2025 and the year ended December 31, 2024:

	Three Months Ended March 31, 2025		Year Ended December 31, 2024
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	1,292,598	9.23	880,889	11.91
Granted	840,370	8.59	863,050	7.96
Settled	(273,341)	9.9	(374,408)	12.65
Forfeited	(19,130)	8.98	(76,933)	9.10
Outstanding, end of the year	1,840,497	8.85	1,292,598	9.23

During the three months ended March 31, 2025, total share-based payments expense for RSUs that the Company intends to settle in equity was $1.5 million (December 31, 2024 - $5.0 million).

(d) Performance Share Units
Under the 2022 LTIP the Company may award to its directors, employees and consultants non-transferable Performance Share Units ("PSUs"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies over a three-year period commencing as of the grant date. Unless otherwise stated, the PSU awards typically vest three years from the grant date and can be settled either in cash or equity upon vesting at the discretion of the Company. The fair value of a PSU is based on the Company's share price at the date of grant and will be adjusted based on the number of common shares actually issuable in respect of the PSU, which shall be determined on the vesting date. Any PSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the three months ended March 31, 2025, a total of 496,697 PSUs were awarded by the Company to employees under the 2022 LTIP, of which 26,840 PSUs may only be settled in cash, resulting in a total expense of $0.04 million (2024 - $0.1 million). As at March 31, 2025, there were a total of 57,270 PSUs outstanding that may only be settled in cash, with a total liability of $0.04 million (2024 - $0.1 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)
(d) Performance Share Units (continued)

The following table summarizes the changes in PSUs intended to be settled in equity granted to employees and consultants for the three months ended March 31, 2025 and the year ended December 31, 2024:

	Three Months Ended March 31, 2025		Year Ended December 31, 2024
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	949,809	10.03	624,968	12.86
Granted	469,857	8.58	470,500	7.98
Settled	—	—	(51,050)	17.08
Forfeited	(209,885)	12.95	(94,609)	14.69
Outstanding, end of the period	1,209,781	8.96	949,809	10.03

During the three months ended March 31, 2025, total share-based payments expense related to PSUs that the Company intends to settle in equity was $0.5 million (year ended December 31, 2024 - $2.1 million).

(e)     Deferred Share Units
The terms of the 2019 LTIP permitted the Company to grant to its directors, employees and consultants non-transferable Deferred Share Units ("DSUs"), among other awards. Unless otherwise stated, DSUs awarded under the 2019 LTIP typically vested immediately of the grant date. The fair value of DSUs granted under the 2019 LTIP is based on the Company's share price as at the date of grant. All DSUs awarded by the Company will be settled in common shares of the Company.

The following table summarizes the changes in DSUs granted to directors under the 2019 LTIP for the three months ended March 31, 2025 and the year ended December 31, 2024:

	Three Months Ended March 31, 2025		Year Ended December 31, 2024
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	30,161	15.99	50,601	15.83
Settled	—	—	(20,440)	15.59
Outstanding, end of the period	30,161	15.99	30,161	15.99

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)
(e)     Deferred Share Units (continued)
On March 23, 2022, a revised standalone DSU plan was adopted by the Company (the "2022 DSU Plan"). All DSUs issued under the 2022 DSU Plan will be settled in cash only.
The following table summarizes the changes in DSUs granted to directors for the three months ended March 31, 2025 and the year ended December 31, 2024 under the 2022 DSU plan:

	Three Months Ended March 31, 2025		Year Ended December 31, 2024
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	101,144	9.44	62,332	10.97
Granted	56,931	8.48	75,184	7.98
Settled	—	—	(36,372)	9.03
Outstanding, end of the period	158,075	9.10	101,144	9.44

During the three months ended March 31, 2025, total share-based payments expense related to DSU's under the 2022 DSU plan was $0.5 million (year ended December 31, 2024 - $0.4 million). As at March 31, 2025, there were a total of 158,075 DSUs outstanding, with a total liability of $1.8 million (2024 - $0.6 million).

(f)     Dividends
The Company declared the following dividends during the three months ended March 31, 2025:

Declaration Date	Record Date	Dividend per Common Share
February 19, 2025	February 28, 2025	$0.0057
May 7, 2025 (1)	May 16, 2025	$0.0045

(1) These dividends were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. NON-CONTROLLING INTERESTS

The acquisition of Gatos on January 16, 2025, has resulted in the Company owning 70% of the LGJV. The remaining 30% interest in the LGJV, not held by the Company, is presented as non-controlling interest.

The following table summarizes the financial information for LGJV shown on a 100% basis, except where stated:

March 31, 2025
Current assets	$104,813
Non-current assets	1,824,062
Total assets	1,928,875
Current liabilities	32,883
Non-current liabilities	525,749
Total liabilities	558,632

Net assets	1,370,243
Non-controlling interest percentage	30%
Non-controlling interest	$411,073

Three Months Ended March 31, 2025
Revenue	$90,476
Expenses	(77,220)
Total net income	13,255

Non-controlling interest percentage	30%
Non-controlling interest	$3,977

Three Months Ended March 31, 2025
Cash flows from:
Operating activities	$43,895
Investing activities	(19,097)
Financing activities	(11)
Dividends paid to non-controlling interests	—
Distributions paid to non-controlling interests	—

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

Level 1 assets include those assets in which unadjusted quoted prices in active markets are accessible to the Company at the measurement date.

There were no transfers between levels 1, 2, and 3 during the three months ended March 31, 2025.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives
Trade receivables from concentrate sales	A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature.
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	The debt related to the revolving credit facility approximated carrying value as discount rate on these instruments approximate the Company's credit risk.

The senior convertible debentures are recognized at amortized cost using the effective interest rate method. The observable fair value of the Company's senior convertible debenture have been estimated based on the current SOFR rates, applicable margin, premium adjustments, and comparison to discount rates used by the peer group on similar notes, which indicates a fair value of $195.9 million (carrying amount: $211.3 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	March 31, 2025			December 31, 2024
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivable from concentrate sales subject to provisional pricing	$17,737	$—	$17,737	$—	$—	$—
Marketable securities (Note 14)	$66,067	$65,095	$972	$49,781	$49,718	$63

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

(b) Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	March 31, 2025	December 31, 2024
Equity	$2,833,733	$1,351,071
Debt facilities	211,712	209,482
Lease liabilities	23,047	27,535
Less: cash and cash equivalents	(351,313)	(202,180)
	$2,717,179	$1,385,908

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20(b)) and lease liabilities (Note 21(b)). As at March 31, 2025, the Company was in compliance with all of its debt covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at March 31, 2025, net VAT receivable was $48.7 million (December 31, 2024 - $44.6 million), of which $13.8 million (December 31, 2024 - $14.2 million) relates to La Encantada, $8.0 million relates to Santa Elena (December 31, 2024 - $5.1 million), and $6.1 million (December 31, 2024 - $7.0 million) relates to San Dimas.

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities and commitments as at March 31, 2025 based on the undiscounted contractual cash flows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$162,301	$162,301	$—	$—	$—
Debt facilities	233,702	2,444	231,258	—	—
Lease liabilities	24,955	14,103	7,932	2,850	70
Commitments	9,832	9,832	—	—	—
	$430,790	$188,680	$239,190	$2,850	$70

At March 31, 2025, the Company had working capital of $404.8 million (December 31, 2024 – $224.5 million). Total available liquidity at March 31, 2025 was $544.5 million (December 31, 2024 - $364.2 million), including $139.6 million of undrawn revolving credit facility (December 31, 2024 - $139.6 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$2,043	$—	$—	$1,041	$2,296	($7,295)	($1,915)	($192)
Mexican Peso	17,783	91,706	48,664	—	—	(69,867)	88,286	8,829
	$19,826	$91,706	$48,664	$1,041	$2,296	($77,162)	$86,371	$8,637

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three months ended March 31, 2025, the Company had an unrealized gain of $nil (2024 - $nil) on fair value adjustments to its foreign currency derivatives. As at March 31, 2025, the Company does not hold any foreign currency derivatives (December 31, 2024 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.
A portion of the Company's trade receivable arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for Copper, Zinc, lead and London Bullion Market Association P.M fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$2,311	$882	$121	$67	$4	$3,385
Trade receivable from concentrate sales subject to provisional pricing	$4,790	$81	$3,086	$248	$37	$8,242
	$7,101	$963	$3,207	$315	$41	$11,627

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
As at March 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

25. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
	2025	2024
Other adjustments to investing activities:
Purchase of marketable securities	(3,096)	—
Proceeds from disposal of marketable securities	284	2,840
Other strategic investments	707	—
	($2,105)	$2,840
Net change in non-cash working capital items:
Decrease in trade and other receivables	$1,584	$2,488
(Increase) in value added taxes receivable	(2,024)	(133)
Decrease (Increase) in inventories	158	(2,838)
(Increase) in prepaid expenses and other	(1,416)	(1,111)
(Decrease) in income taxes payable	(16,500)	(78)
(Decrease) Increase in trade and other payables	(3,113)	6,728
(Increase) in restricted cash (Note 18)	(5,189)	(1,663)
	($26,500)	$3,393
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSU's, PSU's and DSU's	1,853	1,022
Transfer of share-based payments reserve upon exercise of options	9,169	—
Acquisition of Gatos	1,453,478	—
	$1,464,500	$1,022
As at March 31, 2025, cash and cash equivalents include $6.4 million (December 31, 2024 - $1.5 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

(b) Primero Tax Rulings

When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $312.4 million (6,348 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $165.2 million (3,357 million MXN) inclusive of accrued interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $421.1 million (8,556 MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies in Mexico

In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the "Federal Tax Court") seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which ignored the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and such lawsuit was admitted by the Second Collegiate Court on February 18, 2025. The Company expects that a decision on this new lawsuit will be issued by the Second Collegiate Court in the second half of 2025.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

The Company expects that the Consolidation Tribunal will make its decision in respect of the Consolidation Request in Q2 2025. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended. However, any decisions rendered to date by the Tribunal in the NAFTA APA Claim, including but not limited to the PM Decision, remain in force during such suspension.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $274.5 million (5,579 million MXN), before taking into consideration interest or penalties.
Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As noted above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue (however, such proceedings are currently suspended pending the outcome of the proceedings related to the Consolidation Request).

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $36.1 million (734 million MXN) and $26.3 million (534 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $16.5 million (336 million MXN) and $207.8 million (4,221 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $2.9 million (59 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $6.3 million (128 million MXN). The majority of these tax assessments relate to a prior forward silver purchase agreement to which MLE was a party, and to the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $24.7 million (502 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.2 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(e) La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $26.1 million (530 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.3 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
(f) Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $24.7 million (501 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(g) CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $71.3 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(h) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

27. SUBSEQUENT EVENTS
Declaration of Quarterly Dividend
On May 7, 2025, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0045 per share, payable on or after May 30, 2025, to common shareholders of record as at the close of business May 16, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended March 31, 2025.

Share Repurchase Program
On April 8, 2025 and April 9, 2025, the Company repurchased an aggregate of 331,000 common shares at an average price of CAD$8.00 per share as part of the Share Repurchase Program for total payments of $1.9 million, net of transaction costs.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2025 First Quarter Report	Page 51